April 17, 2003

Securities and Exchange Commission
450 Fifth Street NW
Washington, D.C. 20549-1004

ATTN:  Mark Cowan

RE:       Withdrawal of 485BXT
          (Accession Number: 0000820027-03-000265)
          IDS Life Variable Life Separate Account
          CIK: 0000768836
          SEC File No. 333-69777

Dear Mr. Cowan:

We hereby respectfully request withdrawal of the 485BXT filing made on behalf of IDS Life Variable Life Separate Account. (CIK: 0000768836) and accepted by the Securities and Exchange Commission on April 17, 2003 (Accession Number:
0000820027-03-000265). On April 17, 2003, our firm inadvertently sent the above referenced 485BXT with the wrong effective date.

In order to correct the inaccurate date, we hereby respectfully request that the following change be made to the EDGAR files:

o    Withdraw the 485BXT listed above (Accession Number: 0000820027-03-000265).

Regarding the originally intended filing, we will make a subsequent 485BXT filing for SEC File No. 333-69777 with the correct effective date. Thank you for your help in this matter. If you have any questions, please call me at (612) 671-3678.

Sincerely,



/s/ Mary Ellyn Minenko
--------------------
    Mary Ellyn Minenko
    Counsel